So 3/6/03

03015706

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED FEB 27 2003 WASH. D.C. 165 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 09877

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen & Company of Florida, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1404 South Florida Avenue
(No. and Street)

Lakeland (City) FL (State) 33802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roy J. McCraw, Jr. (863) 688-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
APR 02 2003
THOMSON FINANCIAL

Carter, Belcourt & Atkinson, P.A.
(Name – *if individual, state last, first, middle name*)

331 South Florida Avenue, Suite 400, Lakeland, FL 33801
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 27 2003 WASH. D.C. 165 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roy J. McCraw, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen & Company of Florida, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

KRISTEN L. BENTON
Notary Public, State of Florida
My comm. expires June 3, 2006
Comm. No. DD 122252

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
and Supplementary Information

ALLEN & COMPANY OF FLORIDA, INC.

Year Ended December 31, 2002

TABLE OF CONTENTS

Carter, Belcourt & Atkinson, P.A.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Allen & Company of Florida, Inc.

We have audited the accompanying statement of financial condition of Allen & Company of Florida, Inc. as of December 31, 2002, and the related statements of loss, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allen & Company of Florida, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Carter, Belcourt + Atkinson, P.A.

Lakeland, Florida
January 31, 2003

331 South Florida Avenue, Suite 400
Lakeland, Florida 33801-4626
(863) 687-4010 FAX (863) 683-9667
(800) 749-6264

101 East Kennedy Boulevard, Suite 1250
Tampa, Florida 33602-5197
(813) 223-1316 FAX (813) 229-5952
(800) 933-3456

ALLEN & COMPANY OF FLORIDA, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash (Note 2)	$ 708,207
Receivables:	
Clearing organization	172,322
Officers and employees, net of allowance for uncollectible accounts of $4,514	93,639
Affiliated company (Note 10)	2,666
Other	43,660
Securities owned (Note 3):	
Marketable, at market value	385,203
Property and equipment, less accumulated depreciation (Note 4)	562,236
Cash surrender value of life insurance, net of policy loans of $180,193 (Note 5)	297,963
Prepaid expenses and other assets	32,504
	$ 2,298,400

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	354,222
Commissions payable		108,586
Deferred compensation (Note 5)		162,068
Payable to parent company (Note 10)		2,816
TOTAL LIABILITIES		627,692
COMMITMENTS AND CONTINGENCIES (Notes 6 and 8)		
STOCKHOLDER'S EQUITY:		
Class A common stock, $.10 par, shares authorized, 1,500,000; issued and outstanding, 662,714		66,271
Class B common stock, $.10 par, shares authorized, 500,000; issued and outstanding, 171,792		17,179
Additional paid-in capital		642,664
Retained earnings		944,594
TOTAL STOCKHOLDER'S EQUITY		1,670,708
	$	2,298,400

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.

STATEMENT OF LOSS

YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Commissions	$ 4,975,030
Interest and dividends	42,058
Realized and unrealized losses on securities, net	(38,074)
Other	183,939
Total revenues	5,162,953
EXPENSES:	
Employee compensation and benefits (Notes 5 and 7)	3,585,385
Clearance and exchange fees	513,442
Communications and data processing	55,322
Occupancy (Note 8)	219,949
Other	864,825
Total expenses	5,238,923
NET LOSS	$ (75,970)

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2002

	Common stock		Additional paid-in capital	Retained earnings	Total
	Class A	Class B			
BALANCE, December 31, 2001	$ 66,271	$ 17,179	$ 642,664	$ 1,020,564	$ 1,746,678
Net loss	-	-	-	(75,970)	(75,970)
BALANCE, December 31, 2002	$ 66,271	$ 17,179	$ 642,664	$ 944,594	$ 1,670,708

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (75,970)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	103,794
Decrease (increase) in:	
Receivables	406,206
Securities owned, net	(183,151)
Cash surrender value of life insurance	60,740
Prepaid expenses and other assets	2,222
Increase (decrease) in:	
Accounts payable and accrued expenses	76,108
Commissions payable	(10,516)
Deferred compensation	12,653
Payable to related parties	(58,236)
Net cash provided by operating activities	333,850
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of equipment	(22,402)
NET INCREASE IN CASH	311,448
CASH, beginning of year	396,759
CASH, end of year	$ 708,207

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY - Allen & Company of Florida, Inc. (the Company) is a fully disclosed broker-dealer, acting for Correspondent Services Corporation, registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is a wholly-owned subsidiary of Allen & Company Financial Corporation.

MANGEMENT ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

SECURITIES TRANSACTIONS - Securities transactions and related commission revenues and expenses are recognized on the settlement date. The effect on the financial statements of recognition on the settlement date rather than the trade date is not significant.

RECEIVABLES – The Company grants credit to its clearing organization and other companies in the financial services industry that it does business with. The Company also routinely grants credit to its officers, employees and affiliated companies. An allowance for uncollectible accounts is estimated and recorded based on management's judgment.

PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Depreciation is computed using either the straight-line or accelerated methods over the estimated useful lives of the assets.

ADVERTISING - Advertising costs are expensed as incurred. Total advertising expense was $39,965 for the year ended December 31, 2002.

INCOME TAXES - The Company's income is included in the tax return of Allen & Company Financial Corporation. Allen & Company Financial Corporation has elected to be taxed as an S corporation, therefore, there is no tax liability to the Company.

NOTE 2 - CONCENTRATION OF CREDIT RISK

The Company maintains cash deposits in excess of the $100,000 limit insured by the Federal Deposit Insurance Corporation (FDIC). The Company also maintains cash deposits at Correspondent Services Corporation, which are not insured by FDIC. Statement of Financial Accounting Standards No. 105 identifies these items as a concentration of credit risk requiring disclosure, regardless of the degree of risk. Management believes the risk is managed by maintaining all deposits in high quality financial institutions.

NOTE 3 - SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at market values, as follows:

Mutual funds	$ 385,188
Corporate stocks	15
	$ 385,203

NOTE 4 - PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of:

Furniture and equipment	$ 578,565
Leasehold improvements	491,335
Computer equipment	177,646
	1,247,546
Less accumulated depreciation	685,310
Net property and equipment	$ 562,236

NOTE 5 - DEFERRED COMPENSATION

The Company has a non-qualified deferred compensation agreement with an employee that provides for specified future payments beginning in 2009. The Company has recognized a liability of $88,353 at December 31, 2002, representing the present value of the amount of future payments earned to date under the agreement discounted at 6 percent.

The Company also has agreements with certain employees for the payment of benefits upon death or retirement. The Company can modify or terminate the agreements at any time. The agreements are funded by life insurance policies on these employees and the Company's liability is only for the cash surrender value of the policies. At December 31, 2002, the liability under the agreements and the cash value of the related life insurance policies was $73,715.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company self-insures a portion of its employee medical insurance plan. Expenses for claims are recognized as they are submitted and paid. Any claims exceeding approximately $15,000 per covered employee are covered by insurance.

The Company is, from time to time, involved in various lawsuits arising in the ordinary course of business. One such lawsuit existed at December 31, 2002. The Company denies all liability in the case and believes meritorious defenses exist. The ultimate outcome is uncertain. At December 31, 2002, the Company has estimated and accrued $100,000 relating to attorney's fees and costs associated with the lawsuit. In accordance with Statement of Financial Accounting Standards No. 5, the amount of additional loss, if any, that may be ultimately realized has not been reflected in the accompanying financial statements.

NOTE 7 - EMPLOYEE BENEFITS

The Company sponsors a 401(k) savings plan covering all eligible employees. Employees may contribute up to 15 percent of their eligible compensation to the plan, subject to the limits of Section 401(k) of the Internal Revenue Code. The Company's matching contributions to the plan are equal to the lesser of 2.5 percent of the employee's salary or one-half of the employee's deferral up to a maximum of $4,000 per year. The Company's contribution to the plan was $51,125 for the year ended December 31, 2002.

ALLEN & COMPANY OF FLORIDA, INC.

NOTES TO FINANCIAL STATEMENTS
(Concluded)

NOTE 8 - LEASES

The Company leases its Lakeland (Note 10) and Winter Haven, Florida offices, a vehicle, and various other office equipment under noncancellable operating leases.

Future minimum rental payments required under operating leases that have initial or remaining noncancellable terms in excess of one year are as follows:

Year ending December 31,	
2003	$ 222,024
2004	222,376
2005	216,812
2006	156,434
2007	151,588
Thereafter	647,120
	$ 1,616,354

Total rent expense recognized in the accompanying statement of income for the eight months ended December 31, 2002 was $203,684.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $934,944. The required minimum net capital was $250,000. The Company's net capital ratio was .67 to 1 at December 31, 2002.

NOTE 10 - RELATED PARTY TRANSACTIONS

The Company leases its Lakeland office from a company under common ownership. The lease is currently payable $12,445 monthly, contains annual escalation provisions and expires in 2012 with a five year extension option. Rent expense related to the Lakeland office included in the accompanying statement of income was $106,696.

At December 31, 2002, the Company had payables due to its parent company of $2,816 and receivables due to a company under common ownership of $2,666.

SUPPLEMENTARY INFORMATION

Carter, Belcourt & Atkinson, P.A.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder of
Allen & Company of Florida, Inc.

We have audited the accompanying financial statements of Allen & Company of Florida, Inc. as of and for the year ended December 31, 2002, and have issued our report thereon dated January 31, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carter, Belcourt + Atkinson, P.A.

Lakeland, Florida
January 31, 2003

331 South Florida Avenue, Suite 400
Lakeland, Florida 33801-4626
(863) 687-4010 FAX (863) 683-9667
(800) 749-6264

101 East Kennedy Boulevard, Suite 1250
Tampa, Florida 33602-5197
(813) 223-1316 FAX (813) 229-5952
(800) 933-3456

ALLEN & COMPANY OF FLORIDA, INC.

DECEMBER 31, 2002

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total ownership equity qualified for net capital	$ 1,670,708
Deduct:	
Non-allowable assets	693,151
Net capital before haircuts on securities positions	977,557
Deduct:	
Investment securities haircuts:	
Debt securities	14,000
Other securities	28,613
	42,613
Net capital	$ 934,944
Aggregate indebtedness	$ 627,559
Ratio of aggregate indebtedness to net capital	67%

The following is the difference between audited computations of net capital pursuant to Rule 15c3-1 and the unaudited computations submitted by Allen & Company of Florida, Inc.

Net capital per unaudited focus	$ 1,088,448
Various audit adjustments	(183,553)
Changes in non-allowable assets resulting from audit adjustments	30,049
Net capital per audited focus	$ 934,944

ALLEN & COMPANY OF FLORIDA, INC.

DECEMBER 31, 2002

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3

Allen & Company of Florida, Inc. is not required to maintain a reserve bank account under paragraph (k)(2)(B) of Rule 15c3-3.

ALLEN & COMPANY OF FLORIDA, INC.

DECEMBER 31, 2002

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Allen & Company of Florida, Inc. is not required to comply with the possession or control requirements under Rule 15c3-3.

SUPPLEMENTAL AUDIT REPORT

Carter, Belcourt & Atkinson, P.A.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Stockholder of
Allen & Company of Florida, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Allen & Company of Florida, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

331 South Florida Avenue, Suite 400
Lakeland, Florida 33801-4626
(863) 687-4010 FAX (863) 683-9667
(800) 749-6264

101 East Kennedy Boulevard, Suite 1250
Tampa, Florida 33602-5197
(813) 223-1316 FAX (813) 229-5952
(800) 933-3456

To the Stockholder of
Allen & Company of Florida, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carter, Belcourt & Atkinson, P.A.

Lakeland, Florida
January 31, 2003

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: ALLEN & COMPANY OF FLORIDA, IN [0013]

SEC File Number: 8- 9877 [0014]

Address of Principal Place of Business: 1401 SOUTH FLORIDA AVENUE [0020]

LAKELAND FL 33803 [0021] [0022] [0023]

Firm ID: 25 [0015]

For Period Beginning 10/01/2002 [0024] And Ending 12/31/2002 [0025]

Name and telephone number of person to contact in regard to this report:

Name: CHERYL S. KILGORE [0030] Phone: 863-616-6036 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: None [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ◉ [0041]

Check here if respondent is filing an audited report ☑ [0042]

ASSETS

Consolidated ◉ [0198] Unconsolidated ○ [0199]

				Allowable	Non-Allowable	Total
1.	Cash			708,207 [0200]		708,207 [0750]
2.	Receivables from brokers or dealers:					
	A.	Clearance account		172,322 [0295]		
	B.	Other		41,554 [0300]	[0550]	213,876 [0810]
3.	Receivables from non-customers			[0355]	4,772 [0600]	4,772 [0830]
4.	Securities and spot commodities owned, at market value:					
	A.	Exempted securities		[0418]		
	B.	Debt securities		200,000 [0419]		
	C.	Options		15 [0420]		
	D.	Other securities		185,188 [0424]		
	E.	Spot commodities		[0430]		385,203 [0850]
5.	Securities and/or other investments not readily marketable:					
	A.	At cost	[0130]			
	B.	At estimated fair value		[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:			[0460]	[0630]	0 [0880]
	A.	Exempted securities	[0150]			
	B.	Other securities	[0160]			
7.	Secured demand notes market value of collateral:			[0470]	[0640]	0 [0890]
	A.	Exempted securities				

		[0170]			
	B.	Other securities			
		[0180]			
8.		Memberships in exchanges:			
	A.	Owned, at market			
		[0190]			
	B.	Owned, at cost		[0650]	
	C.	Contributed for use of the company, at market value		[0660]	0 [0900]
9.		Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.		Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	562,236 [0680]	562,236 [0920]
11.		Other assets	297,963 [0535]	126,143 [0735]	424,106 [0930]
12.		**TOTAL ASSETS**	1,605,249 [0540]	693,151 [0740]	2,298,400 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	133 [1315]	133 [1560]
	B. Other	0 [1115]	[1305]	0 [1540]
15.	Payable to non-customers	5,261 [1155]	[1355]	5,261 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	351,644 [1205]	[1385]	351,644 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	0 [1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value: from outsiders [0990]		[1410]	0 [1720]
	C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
	1. from outsiders [1000]			

	2.	Includes equity subordination (15c3-1(d)) of ______ [1010]			
	D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
	E.	Accounts and other borrowings not qualified for net capital purposes	270,654 [1220]	[1440]	270,654 [1750]
20.		**TOTAL LIABLITIES**	627,559 [1230]	133 [1450]	627,692 [1760]

Ownership Equity

			Total
21.		Sole proprietorship	[1770]
22.		Partnership (limited partners ______ [1020])	[1780]
23.		Corporations:	
	A.	Preferred stock	[1791]
	B.	Common stock	83,450 [1792]
	C.	Additional paid-in capital	642,664 [1793]
	D.	Retained earnings	944,594 [1794]
	E.	Total	1,670,708 [1795]
	F.	Less capital stock in treasury	[1796]
24.		**TOTAL OWNERSHIP EQUITY**	1,670,708 [1800]
25.		**TOTAL LIABILITIES AND OWNERSHIP EQUITY**	2,298,400 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2002 [3932]	Period Ending 12/31/2002 [3933]	Number of months 3 [3931]

REVENUE

1.	Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	252,993 [3935]
	b.	Commissions on listed option transactions	15,680 [3938]
	c.	All other securities commissions	16,543 [3939]
	d.	Total securities commissions	285,216 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange	[3945]
	b.	From all other trading	-90 [3949]
	c.	Total gain (loss)	-90 [3950]
3.	Gains or losses on firm securities investment accounts		-32,357 [3952]
4.	Profit (loss) from underwriting and selling groups		84,713 [3955]
5.	Revenue from sale of investment company shares		561,972 [3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		90,001 [3975]
8.	Other revenue		189,385 [3995]
9.	Total revenue		1,178,840 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		900,463 [4115]
12.	Commissions paid to other broker-dealers		79,275 [4140]
13.	Interest expense		[4075]
	a.	Includes interest on accounts subject to subordination agreements [4070]	
14.	Regulatory fees and expenses		16,019 [4195]
15.	Other expenses		410,124 [4100]
16.	Total expenses		1,405,881 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-227,041 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		43,057 [4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-183,984 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	-236,645 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☑ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 16267 [4335A]	UBS PAINEWEBBER INC. [4335A2]	All [4335B]
8- 48636 [4335C]	WEXFORD CLEARING SERVICES CORP [4335C2]	Other [4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			1,670,708 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			1,670,708 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			1,670,708 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		693,151 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	-693,151 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			977,557 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	
	C. Trading and investment securities:			
	1. Exempted securities		[3735]	
	2. Debt securities		14,000 [3733]	
	3. Options		15 [3730]	
	4. Other securities		28,598 [3734]	

D.	Undue Concentration		[3650]	
E.	Other (List)			
		[3736A]	[3736B]	
		[3736C]	[3736D]	
		[3736E]	[3736F]	
			0 [3736]	-42,613 [3740]
10.	Net Capital			934,944 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	41,837 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	250,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	250,000 [3760]
14.	Excess net capital (line 10 less 13)	684,944 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	872,188 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			627,559 [3790]
17.	Add:			
	A. Drafts for immediate credit		[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
	C. Other unrecorded amounts(List)			
		[3820A]	[3820B]	
		[3820C]	[3820D]	
		[3820E]	[3820F]	
			0 [3820]	0 [3830]
19.	Total aggregate indebtedness			627,559 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		%	67 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			1,853,971 [4240]
	A.	Net income (loss)		-183,984 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	729 [4260]
	C.	Deductions (includes non-conforming capital of	[4272])	-8 [4270]
2.	Balance, end of period (From item 1800)			1,670,708 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]